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                                                                   EXHIBIT 8.1





                               November 20, 1996



Pet Food Warehouse, Inc.
Interchange Tower, Suite 701
500 South Highway 169
St. Louis Park, Minnesota 55426

Ladies and Gentlemen:

         We have acted as counsel to Pet Food Warehouse, Inc. ("PFW"), a Minnesota corporation, in connection with (i) the proposed merger (the "Merger") of PASI Acquisition Corp. ("Merger Sub"), a Minnesota corporation, which is a wholly-owned subsidiary of Petco Animal Supplies, Inc., a Delaware corporation ("Petco"), into PFW, which will be the surviving corporation in the Merger; and (ii) Petco's filing of a Registration Statement on Form S-4 (the "Registration Statement") relating to the registration under the Securities Act of 1933, as amended (the "1933 Act"), of shares of Common Stock of Petco (the "Petco Shares") to be issued pursuant to the Merger. You have requested our opinion with respect to certain United States federal income tax consequences of the Merger.

         In the course of our representation and for purposes of rendering this opinion, we have examined the following documents and have relied on the representations, warranties, and other information contained therein as true without our having performed an independent verification as to the accuracy of such representations and warranties:

         1. Agreement and Plan of Merger (the "Merger Agreement") dated October 3, 1996, among Petco, Merger Sub, and PFW.

         2. The Registration Statement, filed with the Securities and Exchange Commission on October 23, 1996, as amended by Amendment No. 1 thereto, which Registration Statement includes the Prospectus of Petco and the Proxy Statement of PFW.

         As to matters of fact material to this opinion, we have relied upon
(1) facts within our actual knowledge after an inquiry of the attorneys and paralegals of this firm who have provided legal services to PFW in connection with the Merger; (2) facts represented to us in certificates of officers of PFW and Petco; and (3) the recitals, agreements, representations, warranties, and other information contained in or made pursuant to the documents cited above.
We have also relied upon corporate and other records provided to us by PFW and represented to us to be accurate and complete. We have assumed the due authorization by all requisite action of the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. We have made no other inquiry or investigation as to factual matters.
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Pet Food Warehouse, Inc.
November 20, 1996
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         A summary of the facts known to us relating to the Merger is set forth below:

         (i) Pursuant to the Merger Agreement and Delaware and Minnesota law, in the Merger, Merger Sub is a newly-formed corporation that will be merged with and into PFW, which will succeed, insofar as permitted by law, to the rights, assets, liabilities and obligations of Merger Sub.

         (ii) Pursuant to the Merger Agreement and Delaware and Minnesota law, in the Merger, the shareholders of PFW will receive, in exchange for each of their shares of stock of PFW ("PFW Shares"), the fraction of a share of Petco common stock (the "Petco Shares") described in the Merger Agreement. No other consideration will be received for the PFW Shares, except that cash will be paid to PFW shareholders in lieu of any fractional Petco Shares that they would otherwise receive in the Merger. No fractional Petco Shares will be issued in the Merger.

         (iii) Pursuant to the Merger Agreement and Minnesota law, shareholders of PFW who dissent from the Merger will have such dissenters' appraisal rights as are provided under Minnesota law.

         (iv) At some time following the Merger, Petco plans to merge PFW into Petco.

         The following representations have been made in connection with the proposed Merger, upon which we have relied in rendering this opinion:

         (a) The fair market value of the Petco Shares and other consideration received by each PFW shareholder in the Merger will be approximately equal to the fair market value of the PFW Shares surrendered in the Merger.

         (b) There is no plan or intention by the shareholders of PFW who own five percent or more of the PFW Shares and, to the best knowledge of the management of PFW, there is no plan or intention on the part of the remaining shareholders of PFW to sell, exchange or otherwise dispose of a number of Petco Shares received in the Merger that would reduce the PFW shareholders' ownership of Petco Shares to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding PFW Shares as of the same date. For purposes hereof, PFW Shares exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional Petco Shares will be treated as outstanding PFW Shares on the date of the Merger. Moreover, PFW Shares and Petco Shares held by PFW shareholders and otherwise
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Pet Food Warehouse, Inc.
November 20, 1996
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sold, redeemed, or disposed of prior or subsequent to the Merger will be considered in making this representation.

         (c) Following the Merger, PFW will hold at least 90 percent of the fair market value of its net assets and 70 percent of the fair market value of its gross assets, and it will hold at least 90 percent of the fair market value of Merger Sub's net assets and 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For purposes hereof, amounts paid by PFW to dissenters, amounts paid by PFW to shareholders who receive cash or other property, amounts used by PFW to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by PFW will be included as assets of PFW held immediately prior to the Merger.

         (d) Prior to the Merger, Petco will be in "control" of Merger Sub within the meaning of section 368(c) of the Internal Revenue Code of 1986, as amended to date (the "Code").

         (e) Following the Merger, PFW (i) will not issue additional shares of stock that would result in Petco losing "control" of PFW within the meaning of section 368(c) of the Code; and (ii) will continue its historic business or use a significant portion of its historic business assets in a business.

         (f) Petco has no plan or intention to: (i) reacquire any of its stock issued in the Merger; (ii) liquidate PFW; (iii) merge PFW with or into another corporation other than Petco; (iv) sell or otherwise dispose of the stock of PFW except for transfers of stock to corporations controlled by Petco; or (v) cause PFW to sell or otherwise dispose of any of its assets or any of the assets of Merger Sub acquired in the Merger, except for dispositions in the ordinary course of business or transfers of assets to a corporation controlled by PFW.

         (g) Merger Sub will have no liabilities assumed by PFW, and will not transfer to PFW any assets subject to liabilities, in the Merger.

         (h) Except as may be specifically provided for in the Merger Agreement, each of the parties to the Merger will pay their respective expenses, if any, incurred in connection with the Merger. Petco will pay or assume only those expenses of PFW that are solely and directly related to the Merger in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187.
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Pet Food Warehouse, Inc.
November 20, 1996
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         (i)     There is no intercorporate indebtedness existing between Petco and PFW or between Merger Sub and PFW that was issued, acquired, or will be settled at a discount.

         (j) In the Merger, PFW Shares representing "control" of PFW, as defined in section 368(c) of the Code, will be exchanged solely for voting common stock of Petco. For purposes hereof, PFW Shares exchanged for cash or other property originating with Petco will be treated as outstanding PFW Shares on the date of the Merger.

         (k) At the effective time of the Merger, PFW will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in PFW that, if exercised or converted, would affect Petco's acquisition or retention of "control" of PFW, as defined in section 368(c) of the Code.

         (l) Petco does not own, nor has it owned during the past five years, any shares of the stock of PFW.

         (m) No two parties to the Merger are investment companies as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

         (n) PFW is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

         (o) On the date of the Merger, the fair market value of the assets of PFW will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

         (p) The payment of cash to holders of PFW Shares in lieu of the issuance of fractional Petco Shares in the Merger is solely for the purpose of avoiding the expense and inconvenience to Petco of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the PFW shareholders instead of issuing fractional Petco Shares will not exceed one percent of the total consideration that will be paid in the Merger to the PFW shareholders in exchange for their PFW Shares. The fractional share interests of each PFW shareholder will be aggregated, and no PFW shareholder will receive cash in an amount equal to or greater than the value of one full Petco Share.

         (q) None of the compensation received by any shareholder-employees of PFW will be separate consideration for, or allocable to, any of their PFW Shares; none of the Petco
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Pet Food Warehouse, Inc.
November 20, 1996
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Shares received by any shareholder-employees of PFW will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of PFW on or before the date of the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

         Based solely on the factual information described above and our analysis and examination of applicable federal income tax laws, rulings, regulations and judicial precedents, and assuming further that the Merger is carried out in the manner set forth in the Merger Agreement and as described above, we are of the opinion as of this date that, for federal income tax purposes:

         1. The Merger will be treated for federal income tax purposes as a reorganization within the meaning of sections 368(a)(1)(A) of the Code.

         2. Petco, Merger Sub and PFW will each be a party to the reorganization within the meaning of section 368(b) of the Code.

         3. No income, gain, or loss will be recognized for federal income tax purposes by either PFW or Petco as a result of the consummation of the Merger.

         4. No income, gain, or loss will be recognized for federal income tax purposes by shareholders of PFW upon the exchange in the Merger of PFW Shares solely for Petco Shares (except to the extent of any cash received in lieu of fractional shares).

         No opinion is expressed concerning the tax treatment of the Merger under other provisions of the Code and the regulations thereunder or concerning the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above opinion.

         An opinion of legal counsel represents an expression of legal counsel's professional judgment regarding the subject matter of the opinion and, unlike private letter rulings issued by the Internal Revenue Service, is not binding upon the Internal Revenue Service and has no official status of any kind. We can give no assurance that the Internal Revenue Service will not challenge the opinions expressed herein or that, in the event the Internal Revenue Service challenges the opinion expressed herein, it will not ultimately prevail.
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Pet Food Warehouse, Inc.
November 20, 1996
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         Our opinion has been requested by PFW and is being rendered to PFW pursuant to section 6.11 of the Merger Agreement. No other individual or entity, whether or not a party to the Merger, may rely upon this opinion without the express prior written consent of the undersigned. Our opinion is limited to the matters discussed herein, and it does not cover other federal income tax consequences of the Merger. Our opinion does not deal with the specific circumstances of any particular shareholder of PFW, nor does it cover the application of state, local, foreign or other tax laws. You are advised that applicable statutes of some states differ in some respects from their counterparts in the Code. Further, our opinion is based upon existing laws, regulations, administrative authorities, and judicial decisions, any or all of which could change at any time with retroactive effect.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to its use as part of the Registration Statement and to the reference to our firm under the captions "Certain Federal Income Tax Consequences" and "Legal Matters" included in the Proxy Statement/Prospectus constituting a part of the Registration Statement.




                                       Very truly yours,

                                       FREDRIKSON & BYRON, P.A.



                                       By /s/ Fredrickson & Byron, P.A.
                                         ---------------------------------
                                         Its Vice President